Mail Stop 4561

January 29, 2010

Mr. Phillip G. Norton
President and Chief Executive Officer
*e*Plus inc.
13595 Dulles Technology Drive
Herndon, VA 20171-3413

>   **Re:**   ***e*Plus inc.**
>   **Form 10-K For the Fiscal Year Ended March 31, 2009**
>   **Filed on June 16, 2009**
>   **File No. 001-34167**

Dear Mr. Norton:

        We have reviewed the above-referenced filing and have the following comments.
If indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Assumptions Related to Goodwill, page 27

1.   To the extent that any of your reporting units have estimated fair values that are
        not substantially in excess of the carrying values and are potentially at risk of

failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- the amount of goodwill allocated to the reporting unit;
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Liquidity and Capital Resources

Credit Facility — Technology Business, page 34

2. Please provide us with your analysis as to whether you should provide additional disclosure, in quantitative terms, of the financial covenants of *e*Plus Technology, inc.'s financing facility from GECDF and the $35 million credit facility with Branch Banking and Trust Company and National City Bank. Refer to Section IV.C. of Release No. 34-48960 of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements

Consolidated Balance Sheets, page F-3

3. Please tell us how you have considered providing a classified balance sheet. In this regard, we note that you have not classified your assets or liabilities as current and noncurrent.

Consolidated Statements of Income, page F4

4. Please describe for us the nature of the costs included in the "direct lease costs" line item. If these costs are directly related to the generation of your lease revenue, please explain to us why you have not included these costs in the "cost of leased equipment" line item.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief